SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 23, 2006
(Commission File No. 1-14846)

This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3, filed with the Securities and Exchange Commission on March 23, 2006, and in our registration statements on Form S-8 (File nos. 333-10990 and 333-113789), to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

AngloGold Ashanti Limited

(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   **No**: ☒

Enclosure: Anglogold Ashanti files shelf registration statement and announces combined equity offering



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

ANGLOGOLD ASHANTI FILES SHELF REGISTRATION STATEMENT AND ANNOUNCES COMBINED EQUITY OFFERING

AngloGold Ashanti Limited ("AngloGold Ashanti") has today filed an automatic shelf registration statement with the United States Securities and Exchange Commission. The registration statement became effective immediately and replaces the registration statement filed by AngloGold Ashanti in December 2002. Pursuant to this, AngloGold Ashanti also announces its intention to proceed with a global offering of approximately 10.3 million AngloGold Ashanti ordinary shares. The offering will be in the form of AngloGold Ashanti ordinary shares or ADSs. The offering by AngloGold Ashanti will be combined with an offering by Anglo South Africa Capital (Proprietary) Limited, a wholly owned subsidiary of Anglo American plc ("Anglo American"), to selected investors of approximately 17.6 million AngloGold Ashanti ordinary shares, in the form of AngloGold Ashanti ordinary shares or ADSs, as announced separately by Anglo American plc today. To the extent that the combined offering is oversold, Anglo American has granted the underwriters an option to purchase up to an additional 4.2 million AngloGold Ashanti ordinary shares.

AngloGold Ashanti intends to use the proceeds of its offering for project development, capital expenditure and other general corporate purposes. Pending such use, AngloGold Ashanti intends to reduce its short-term borrowings and borrowings under its existing revolving credit facility.

Goldman, Sachs & Co. and UBS Investment Bank are acting as joint global coordinators and joint bookrunners for the combined offering and BMO Nesbitt Burns and J.P. Morgan Securities will act as co-managers for the combined offering. A prospectus relating to the combined offering may be obtained free of charge from the United States Securities and Exchange Commission's web site at www.sec.gov. Copies of the prospectus, when available, may be obtained from the offices of Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, telephone: 1-866-471-2526 and from UBS Securities LLC, 1285 Avenue of the Americas, New York, New York 10019-6028, telephone: 1-888-827-7275.

AngloGold Ashanti is a global gold company with a diversified portfolio of assets in key gold producing regions and operations in ten countries on four continents. The ordinary shares of AngloGold Ashanti are listed on the JSE Limited under the symbol "ANG", the NYSE in the form of ADSs, each representing one ordinary share, under the symbol "AU", the London Stock Exchange under the symbol "AGD", Euronext Paris under the symbol "VA", the Australian Stock Exchange in the form of CHESS depositary interests, each representing one-fifth of an ordinary share, under the symbol "AGG", the Ghana stock exchange under the symbol "AGA" and in the form of Ghanaian Depositary Shares under the symbol "AADS" and Euronext Brussels in the form of unsponsored international depositary receipts under the symbol "ANG". The principal executive office of AngloGold Ashanti Limited is located at 11 Diagonal Street, Johannesburg, 2001 (P.O. Box 62117, Marshalltown, 2107), South Africa, telephone number +27 11 637-6000.

Queries

	Tel:	Mobile	E-mail:
Charles Carter	+27 (0) 11 637 6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com

In the U.K.:
Rachel Hirst

Hogarth Partnership	+44 (0) 20 7357 9477	+44 (0)7767 323423	rhirst@hogarthpr.co.uk

In the U.S.

Andrea Maxey	+1 212 7507999	+1 646 5498992	amaxey@AngloGoldAshanti.com
Frank Sommerfield			
Sommerfield Communications			
	+1 212 2558386	+1 917 8361971	frank@sommerfield.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, AngloGold Ashanti Limited has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLOGOLD ASHANTI LIMITED

Date: March 23, 2006

By: /s/ C R BULL

Name: C R Bull
Title: Company Secretary